UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2010

GRUPO AEROPORTUARIO DEL PACÍFICO S.A.B. DE C.V. (PACIFIC AIRPORT GROUP)
(Translation of Registrant’s Name Into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B Torre Pacifico, Piso 6 Col. Rinconada del Bosque 44530 Guadalajara, Jalisco, México
(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

        Form 20-F   x     Form 40-F

        (Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes       No  x

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              .)

GRUPO AEROPORTUARIO DEL PACIFICO, S.A.B. DE C.V.
ANNOUNCES RESOLUTIONS ADOPTED AT THE GENERAL ORDINARY AND EXTRAORDINARY SHAREHOLDERS’ MEETING
ON JUNE 2, 2010

Guadalajara, Jalisco, Mexico, June 3, 2010 - Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (NYSE: PAC; BMV: GAP) (“the Company” or “GAP”) today announced the resolutions adopted by the general ordinary and extraordinary shareholders meeting on June 2, 2010:

MEETING AGENDA
GENERAL ORDINARY SHAREHOLDERS’ MEETING

FIRST - Approved the Company and its subsidiaries’ financial statements, for the fiscal year ended December 31, 2009, including the balance sheet, income statement and statement of cash flows, together with the external auditor’s report on the Company’s financial statements.

SECOND – Approved the allocation of the Company’ s net income for the period ended December 31, 2009 which amounted to Ps. 1,139,472,259.00 (ONE BILLION, ONE HUNDRED THIRTY NINE MILLION, FOUR HUNDRED SEVENTY TWO THOUSAND, TWO HUNDRED AND FIFTY NINE PESOS) to pay a dividend of Ps. 1,000,000,000 (ONE BILLION PESOS), or Ps. 1.7825311942959 (ONE POINT SEVEN EIGHT TWO FIVE THREE ONE ONE NINE FOUR TWO NINE FIVE NINE PESOS) per each of the 561 million outstanding shares, leaving the amount of Ps. 139,472,259.00 (ONE HUNDRED THIRTY NINE MILLION, FOUR HUNDRED SEVENTY TWO THOUSAND, TWO HUNDRED AND FIFTY NINE PESOS) as net income pending allocation.  The amount allocated for a dividend will be paid out in the following manner:

a)
Ps. 750,000,000 (SEVEN HUNDRED FIFTY MILLION PESOS), or Ps. 1.33689839572193 (ONE POINT THREE THREE SIX EIGHT NINE EIGHT THREE NINE FIVE SEVEN TWO ONE NINE THREE PESOS) for each of the 561 million outstanding shares, on or before June 15, 2010.

b)
Ps. 250,000,000 (TWO HUNDRED FIFTY MILLION PESOS), or Ps. 0.445632798573975 (ZERO POINT FOUR FOUR FIVE SIX THREE TWO SEVEN NINE EIGHT FIVE SEVEN THREE NINE SEVEN FIVE) for each of the 561 million outstanding shares, on or before November 30, 2010.

For more information please visit www.aeropuertos gap.com.mx or contact:

In Mexico	In the U.S.
Miguel Aliaga, Investor Relations Officer	Maria Barona / Peter Majeski
Grupo Aeroportuario del Pacífico, S.A.B. de C.V.	i-advize Corporate Communications, Inc.
Tel: 01 (333) 880 1100 ext 216	Tel: 212 406 3691/3694
maliaga@aeropuertosgap.com.mx	gap@i-advize.com
Follow us on Twitter: www.twitter.com/aeropuertosgap	www.twitter.com/iadvizeIR for updates

GENERAL EXTRAORDINARY SHAREHOLDERS’ MEETING

FIRST – The capital reduction of Ps. 900 million (NINE HUNDRED MILLION PESOS) was not approved. This was to be paid proportionately among the outstanding shares.

The above was a result of the fact that the designated representative of the BB shares stated that he did not have instructions to cast a vote with respect to this item or with respect to the modification of Article 6 of the Company’s bylaws.  Given that Article 43 of the Company’s bylaws requires a majority vote from the Series BB shareholders in order to approve the capital reduction and the modification of the Company’s bylaws neither action was approved.

NOTE:
One shareholder has alleged that a group of shareholders attended the meeting, but that due to the fact that quorum was not reached, the meeting was not valid.

***

Company Description:

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates 12 airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Bajio, Morelia, Aguascalientes, Mexicali and Los Mochis.  In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”.

This press release may contain forward-looking statements.  These statements are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results.  The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements.  Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial conditions, liquidity or results of operations are examples of forward-looking statements.  Such statements reflect the current views of management and are subject to a number of risks and uncertainties.  There is no guarantee that the expected events, trends or results will actually occur.  The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors.  Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and article 42 of the “Ley del Mercado de Valores,” GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that may involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party that is in charge of collecting these complaints, is 800-759-0045. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

SIGNATURES

                        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.

By: /s/ RODRIGO GUZMAN PERERA Rodrigo Guzman Perera Chief Financial Officer
Date: June 3, 2010